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                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                             SCHEDULE 14D-9
                           (Amendment No. 10)

                  SOLICITATION/RECOMMENDATION STATEMENT

                      Pursuant to Section 14(d)(4)
                 of the Securities Exchange Act of 1934

                             ITT CORPORATION

                        (Name of Subject Company)

                             ITT CORPORATION

                  (Name of Person(s) Filing Statement)

                       Common Stock, no par value
            (including the associated Series A Participating
              Cumulative Preferred Stock Purchase Rights)
                     (Title of Class of Securities)

                               450912 10 0
                  (CUSIP Number of Class of Securities)


                          RICHARD S. WARD, Esq.
                        Executive Vice President,
                 General Counsel and Corporate Secretary
                             ITT Corporation
                       1330 Avenue of the Americas
                         New York, NY 10019-5490
                             (212) 258-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                             With a copy to:

                         PHILIP A. GELSTON, Esq.
                         Cravath, Swaine & Moore
                             Worldwide Plaza
                            825 Eighth Avenue
                         New York, NY 10019-7475
                             (212) 474-1000


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                              INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


          Item 8. Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following:

          On May 12, 1997, the Company and Dow Jones & Company, Inc. ("Dow Jones") reached a definitive agreement to sell WBIS+, Channel 31 in New York City (the "Station"), to Paxson Communications Corporation ("Paxson") for a purchase price of $257.5 million. The agreement is subject to approval by the Federal Communications Commission, which is expected to be received in 1997. The transaction is expected to be completed by the end of 1997. The Station will continue to operate with its current programming until June 29, 1997, after which Paxson will provide the Station's programming under a time brokerage agreement until the transaction closes. A copy of a press release issued by the Company and Dow Jones announcing the transaction is filed as Exhibit 54 hereto and is incorporated herein by reference.


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Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


54.       Press Release dated May 12, 1997.


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                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             ITT CORPORATION



                             By   /s/ RICHARD S. WARD
                                  -------------------
                                  Name:  Richard S. Ward
                                  Title: Executive Vice President,
                                         General Counsel and
                                            Corporate Secretary


Dated as of May 12, 1997


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                              EXHIBIT INDEX


Exhibit            Description                                    Page No.
------             -----------                                    --------
(54)               Press Release dated May 12, 1997............






                                    3

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